SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2003

E.ON Corp.
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If ,,Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Interim Report I/2003
1 January — 31 March

•	Internal operating profit up 33 percent

•	Cash flow substantially higher

•	Slightly higher internal operating profit and higher net income anticipated for full year 2003

E.ON Group financial highlights
Group Performance
Core Energy Business
E.ON Energie
Ruhrgas
Powergen
Other/Consolidation
Other Activities
Viterra
Degussa
Employees
Investments
Financial Results
Highlights
Outlook
Further Segment Information
Interim Financial Statements (unaudited)
Notes
Personnel changes in E.ON AG’s Board of Management and Supervisory Board
Financial Calendar
SIGNATURES

	1 January – 31 March

E.ON Group financial highlights	2003		2002(1)	Change

	(€ in millions)
Sales(2)	13,708		8,379	+64%
EBITDA	2,658		1,852	+44%
EBIT	1,931		1,237	+56%
Internal operating profit	1,496		1,121	+33%
Results from ordinary business activities	1,898		1,822	+4%
Results from continuing operations	1,432		1,128	+27%
Results from discontinued operations	2		1,893	-100%
Net income	986		3,212	-69%
Investments	5,146		1,299	+296%
Cash flow provided by continuing operations	1,051		821	+28%
Employees (31 March/31 December)	64,608	(3)	101,910	-37%
Earnings per share (in €)	1.51		4.93	-69%

(1)	Adjusted for discontinued operations (see reconciliation on page 16)

(2)	Results from energy trading activities are recognized net. Sales for the prior year were adjusted to facilitate comparability.

(3)	Including Degussa (45,262 employees) total of 109,870 employees. Until the end of April 2004 Degussa will be jointly managed by E.ON and RAG.

Note: Information about discontinued operations can be found beginning on page 23.

Group Performance

	1 January – 31 March

Net income	2003	2002	Change

	(€ in millions)
Internal operating profit	1,496	1,121	+33%

Net book gains	390	441	—
Restructuring and cost-management expenses	-48	-41	—
Other nonoperating earnings	60	301	—

Results from ordinary business activities	1,898	1,822	+4%

Income taxes	-298	-379	—
Minority interests	-168	-315	—

Results from continuing operations	1,432	1,128	+27%

Results from discontinued operations	2	1,893	—
Cumulative effect of changes in accounting principles	-448	191	—

Net income	986	3,212	-69%

	1 January – 31 March

Group sales	2003	2002	Change

	(€ in millions)
E.ON Energie	6,292	5,249	+20%
Ruhrgas	3,111	—	—
Powergen	3,154	—	—
Other/Consolidation	-88	-1	—

Core energy business	12,469	5,248	+138%

Viterra	245	258	-5%
Degussa	994	2,873	-65%

Other activities	1,239	3,131	-60%

Total external sales	13,708	8,379	+64%

	1 January – 31 March

Group internal operating profit	2003	2002	Change

	(€ in millions)
E.ON Energie	1,070	962	+11%
Ruhrgas	264	—	—
Powergen	155	—	—
Other/Consolidation	-137	37	—

Core energy business	1,352	999	+35%

Viterra	55	5	—
Degussa	89	117	-24%

Other activities	144	122	+18%

Group internal operating profit	1,496	1,121	+33%

     In the first three months of 2003, the E.ON Group’s internal operating profit climbed 33 percent year-on-year. The increase primarily reflects the inclusion of Ruhrgas and Powergen as well as improved earnings at E.ON Energie and Viterra.

     Net book gains in the first quarter of 2003 resulted mainly from the sale of approximately 5.8 percent of the shares in Bouygues Telecom to the Bouygues Group (€294 million). In addition, E.ON posted a disposal gain of €168 million on the sale of roughly 18 percent of the shares in Degussa. These gains were offset by the net book loss of €76 million on the disposal of 1.9 percent of the stock in HypoVereinsbank.

     In the period under review, restructuring expenses were recorded primarily at Powergen relating to the integration of the operations it acquired from TXU.

     Other nonoperating earnings mainly reflect unrealized income from the market valuation of energy derivatives at E.ON Energie and Powergen.

     Results from ordinary business activities rose 4 percent year-on-year to €1,898 million.

     In the first quarter of 2003, the E.ON Group’s continuing operations show a tax expense of €298 million.

     Minority interests declined to €168 million. This mainly reflects changes in E.ON’s portfolio of shareholdings and higher earnings at E.ON Energie companies in the prior year. The decline is also attributable to the deconsolidation of Degussa.

     Results from continuing operations rose 27 percent to €1,432 million.

     Results from discontinued operations mainly include the following businesses that were reported as discontinued operations after the first quarter of 2002: VEBA Oel, Stinnes, Viterra Energy Services, and certain operations divested by Degussa. In addition, E.ON Energie’s Gelsenwasser subsidiary as well as Viterra Contracting are shown under discontinued operations beginning with the first quarter of 2003.

     The cumulative effect of changes in accounting principles is exclusively attributable to the application of Statement of Financial Accounting Standards (SFAS) regarding the asset retirement obligation (see explanation to SFAS 143 on page 25 f.)

     Owing to the exceptionally high net book gains E.ON reported in the prior year and to charges arising from changes in accounting principles, net income after taxes and minority interests of €986 million was substantially below the prior-year figure. The same applies to the earnings per share of €1.51.

     Group sales rose 64 percent in the period under review, primarily because of the inclusion of Ruhrgas and Powergen. In addition, E.ON Energie posted substantially improved sales. By contrast, the deconsolidation of Degussa as of 1 February 2003, served to reduce reported sales by approximately €1.9 billion.

Core Energy Business

E.ON Energie

     E.ON Energie’s improved sales figure results principally from the inclusion of three German regional utilities and two European regional utilities that were not consolidated for the entire year in 2002: Energie-Aktiengesellschaft Mitteldeutschland EAM (effective 1 June 2002), Elektrizitätswerke Wesertal (effective 1 July 2002), Elektrizitätswerke Minden-Ravensberg (effective 1 August 2002), Espoon Sähkö (effective 1 April 2002), and Edasz (effective 1 December 2002). A weather-related increase in gas sales volumes and the further recovery of electricity prices in Germany also contributed to revenue growth.

     The increase in internal operating profit primarily reflects the earnings contributions of newly consolidated E.ON Energie subsidiaries (approximately €90 million). Higher sales volumes in E.ON Energie’s gas business and further improvements in the company’s electricity operations in Germany contributed roughly €40 million and roughly €30 million, respectively. The adoption of SFAS 143 reduced E.ON Energie’s earnings by approximately €50 million.

	1 January – 31 March

E.ON Energie AG, Munich	2003	2002	Change

	(€ in millions)
Sales	6,292	5,249	+20%
Thereof: electricity tax	299	240	+25%
EBITDA	1,676	1,389	+21%
EBIT	1,297	1,032	+26%
Internal operating profit	1,070	962	+11%
Investments	525	690	-24%
Thereof: Property, plant, and equipment	258	291	-11%
Thereof: Financial assets	267	399	-33%

Financial highlights by business unit(1)	1 January – 31 March

	Germany
							Other/
	Electricity		Gas		Foreign		Consolidation		E.ON Energie

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

					(€ in millions)
Sales(2)	3,266	2,952	1,264	966	1,220	937	243	154	5,993	5,009
EBITDA	1,027	834	252	198	336	314	61	43	1,676	1,389
EBIT	838	640	208	159	224	215	27	18	1,297	1,032
Internal operating profit	805	776	204	160	199	195	-138	-169	1,070	962

(1)	Effective 1 January 2003, Gelsenwasser is reported under discontinued operations. We adjusted the prior-year figures accordingly. Furthermore, a number of changes were made to the organizational structure of E.ON Energie’s business units effective 1 January 2003. To improve comparability, we adjusted the prior-year figures to reflect any substantial changes. These changes do not affect E.ON Energie’s total earnings.

(2)	Excludes electricity tax. Energy trading activities are recognized net.

     Comments on internal operating profit by business unit:

     The earnings increase at E.ON Energie’s electricity business unit results from contributions of the first-time consolidation of the above-mentioned companies and from further operating improvements. This positive development was partially offset by one-off charges in the generation business, mainly related to the unplanned shutdown of Unterweser and Brunsbüttel power stations and the adoption of SFAS 143 to account for provisions for nuclear plant decommissioning.

     The earnings improvement at the gas business unit is principally attributable to a weather-related increase in sales volumes and earnings contributions from newly consolidated E.ON Energie subsidiaries.

     E.ON Energie’s foreign business also posted slightly higher earnings. Operations in Central Europe benefited from the first-time consolidation of the Hungarian Edasz. By contrast, operations in Northern Europe reported a slight earnings decline, resulting chiefly from reduced generation volumes from hydroelectric facilities. This shortfall had to be made up with electricity produced at facilities that use more expensive energy sources like oil and natural gas. Espoon Sähkö, our Finnish subsidiary, was included from the beginning of the year for the first time, which had a positive impact on earnings.

     The earnings increase reported under E.ON Energie’s Other/Consolidation business unit results primarily from higher financial earnings.

Core Energy Business

	1 January – 31 March

Power supplied(1)	2003	2002	Change

	(kWh in billions)
Standard-rate customers	14.4	9.0	+60%
Special-rate customers	23.8	20.6	+16%
Regional and municipal utilities	35.3	33.9	+4%

Power supplied	73.5	63.5	+16%

(1)	Excludes energy trading activities.

	1 January – 31 March

Power generation and procurement(1)	2003	2002	Change

	(kWh in billions)
Proprietary generation	42.4	40.6	+4%
Procurement	34.2	25.8	+33%
Jointly owned power stations	4.6	5.2	-12%
Outside sources	29.6	20.6	+44%

Power procured	76.6	66.4	+15%

Internal use, transmission losses, pumped storage	-3.1	-2.9	-7%

Power supplied	73.5	63.5	+16%

(1)	Excludes energy trading activities.

	1 January – 31 March

Gas sales volume(1)	2003	2002	Change

	(kWh in billions)
Standard-rate customers	20.5	16.6	+23%
Special-rate customers	13.0	9.2	+41%
Regional and municipal utilities	17.1	13.7	+25%

Gas sales volume	50.6	39.5	+28%

(1)	Excludes D-Gas trading activities.

     Overall, E.ON Energie sold roughly 10 billion kilowatt hours (kWh) or 16 percent more power than in the first three months of 2002. The increase in power sold mainly reflects the inclusion from beginning of the year of the companies mentioned above. In particular, more power was supplied to standard-rate and residential customers as well as to industrial and commercial special-rate customers. E.ON Sales & Trading again increased its power trading volume. The physical trading volume totaled 43.2 billion kWh compared with 37.9 billion kWh in the first quarter of last year.

     E.ON Energie met around 55 percent or 42.4 billion kWh (1Q02: 61 percent or 40.6 billion kWh) of its power requirements with electricity from its own generation assets. At 34.2 billion kWh (1Q02: 25.8 billion kWh), around 33 percent more power was purchased from other suppliers. The share of power procured from outside sources amounted to 45 percent versus 39 percent a year ago. The significant rise in reported power purchases results in part from the first-time inclusion of Edasz and from increased power purchases at E.ON Benelux.

     In the period under review, E.ON Energie’s nuclear power stations were responsible for 48.4 percent of its proprietary generation compared with 50.3 percent in the first quarter of 2002. The figure for hard-coal-fired power stations was 28.7 percent versus 24.7 percent a year ago. Electricity generated from lignite accounted for 5.7 percent compared with 7.8 percent in the previous year. Power from hydroelectric stations accounted for 8.7 percent against 11.2 percent in the prior year. The decline was caused by the low water supply in reservoirs at hydroelectric plants in Scandinavia, which prevented hydroelectric power from being utilized to the same degree as in the year-earlier span. The share of electric energy produced from other sources rose to 8.5 percent from 6.0 percent.

     The sharp increase in gas sales volumes results from weather-related effects along with the inclusion of EAM’s gas operations.

Ruhrgas

     Following an out-of-court settlement, E.ON acquired 100 percent of Ruhrgas by early March 2003. Ruhrgas became a fully consolidated E.ON Group company effective 1 February 2003.

     With an annual sales volume of roughly 600 billion kWh of natural gas, Ruhrgas ranks among Europe’s leading gas companies and is one of the world’s largest gas importers. Ruhrgas procures natural gas from supply channels in and outside Germany. Its customers are regional and municipal energy companies, large industrial enterprises, and power stations. Ruhrgas offers a comprehensive array of products and services for the transport, storage, marketing, and utilization of natural gas. In addition, Ruhrgas has ownership interests in energy companies in and outside Germany that it holds through its subsidiary, Ruhrgas Energie Beteiligungs-AG. Ruhrgas also owns shareholdings in industrial enterprises through Ruhrgas Industries GmbH.

     The Ruhrgas acquisition gives us a strong competitive position in the European gas market, ideally complementing our existing gas operations, particularly on the downstream side. To go along with our fully integrated electricity business, we are now a major player along the entire energy value chain in natural gas: from production to wholesaling and from transport to retailing.

1 January – 31 March
Ruhrgas AG, Essen(1)	2003

(€ in millions)
Sales	3,111
Thereof: gas tax	734
EBITDA	363
EBIT	271
Internal operating profit	264
Investments	131
Thereof: Property, plant, and equipment	46
Thereof: Financial assets	85

(1)	Fully consolidated since 1 February 2003.

	1 January – 31 March

Gas sales volume	2003	2002	Change

	(kWh in billions)
February	80.4	60.0	+34%
March	66.0	57.5	+15%

Gas sales volume	146.4	117.5	+25%

     In February and March 2003, Ruhrgas sales totaled €3.1 billion. Internal operating profit was €264 million.

     Cool weather in Germany in early 2003 spurred natural gas consumption in particular. In the first quarter of 2003, gas consumption rose 14 percent from the same period in 2002. The average temperature in February 2003 was 6.7 degrees Celsius below the average temperature in the same month a year ago.

     Benefiting from the cooler weather, Ruhrgas’s gas sales volume climbed 25 percent compared with the first three months of 2002. Ruhrgas reported higher sales volumes across a range of customer segments: exports deliveries were higher (especially to the U.K.), as were deliveries to gas transport companies, local gas companies, industrial enterprises, and state-owned power stations.

Core Energy Business

Powergen

1 January – 31 March
Powergen Group	2003

(€ in millions)
Sales	3,154
EBITDA	400
EBIT	247
Internal operating profit	155
Investments	152
Thereof: Property, plant, and equipment	127
Thereof: Financial assets	25

	1 January – 31 March

Financial highlights by business unit	Powergen	LG&E		Powergen-
	UK	Energy	Other	Group

		(€ in millions)
Sales	2,538	616	—	3,154
EBITDA	272	115	13	400
EBIT	170	64	13	247
Internal operating profit	125	40	-10	155

	1 January – 31 March

Powergen UK Power sales(1)	2003	2002	Change

	(kWh in billions)
Residential, small and medium enterprises	11.2	3.9	+187%
Industrial and commercial	9.0	3.1	+190%

Power supplied	20.2	7.0	+189%

Gas supplied	41.3	15.6	+165%

(1)	Excludes wholesale and power trading activities.

	1 January – 31 March

LG&E Energy Power sales	2003	2002	Change

	(kWh in billions)
Regulated utility business	9.2	9.0	+2%
Retail customers	7.9	7.4	+7%
Off-system sales	1.3	1.6	-19%
Non-utility business	2.6	2.8	-7%

Power supplied	11.8	11.8	—

Gas supplied	7.1	6.1	+16%

     In the first quarter 2003 Powergen achieved sales of €3.2 billion and an internal operating profit of €155 million. Internal operating profit included €125 million for Powergen UK and €40 million for LG&E Energy. Powergen’s investment in the Asia-Pacific region together with Powergen corporate interest and other costs recorded a small internal operating loss of €10 million.

     Powergen UK showed strong results for the three-month period, mainly due to the first full-quarter contribution from the former TXU retail business. With 8.9 million electricity and gas customer accounts, Powergen UK is now well balanced between its generation and mass-market retail operations, reducing the impact of wholesale price movements on the company’s future profitability. In the first three months of 2003, Powergen sold 20.2 billion kWh of electricity in the retail market, an increase of 13.2 billion kWh compared with the same period in 2002. Gas sales also increased significantly to 41.3 billion kWh. In both cases the increase is primarily attributable to the inclusion of the former TXU retail business in Powergen UK’s results.

     LG&E Energy’s regulated utility operations in Kentucky performed well despite suffering the worst ice storms in the company’s history. Internal operating profit for the regulated utilities was €56 million. The cost of the ice storm, together with continuing general cost pressures, was offset by the impact of colder than normal weather and rising wholesale electricity prices for the quarter. LG&E Energy sold 11.8 billion kWh of electricity in the first three months of 2003, consistent with 2002. Gas sales rose by 1.0 billion kWh to 7.1 billion because of the favorable weather conditions.

     LG&E Energy’s unregulated operations posted an internal operating loss of €16 million, largely caused by continuing high fuel prices and plant outages. This was partly offset by higher wholesale revenues due to rising electricity prices. The economic crisis in Argentina continues to impact profits from our gas distribution business in that country.

Other/Consolidation

     The Other/Consolidation segment contains the results of central Group financing, minority interests held directly by E.ON, E.ON AG itself, and the consolidation at the Group level.

     The decline in internal operating profit is due above all to lower interest earnings, owing primarily to the financing costs for the Powergen and Ruhrgas acquisitions.

	1 January – 31 March

Other/Consolidation	2003	2002	Change

	(€ in millions)
Financing	-55	74	—
Investments	-3	7	—
Miscellaneous/Consolidation	-79	-44	—

Internal operating profit	-137	37	—

Other Activities

Viterra

     Viterra performed very well in the first quarter of 2003, selling 2,342 housing units compared with 584 units in the prior-year span. The increase was due largely to the sale of multi-family units. The largest single transaction in the current year was the sale of a block of 1,257 housing units in the Ruhr region and Düsseldorf. Viterra Rhein-Main and Deutschbau were also able to sell more units than in the prior year.

     Viterra’s sales of €245 million were down 5 percent on the prior-year period. The reason was lower rental income as a result of housing units sold in 2002.

     Viterra grew its first-quarter internal operating profit to €55 million from €5 million a year ago, in particular by increasing the number of housing units sold. The phasing out of Viterra Baupartner also had a positive impact, markedly reducing the operating loss this business reported in the year-earlier quarter. However, we do not expect Viterra’s exceptionally high rate of earnings growth in the first quarter to continue for the full year.

	1 January – 31 March

Viterra AG, Essen	2003	2002	Change

	(€ in millions)
Sales	245	258	-5%
EBITDA	134	92	+46%
EBIT	95	51	+86%
Internal operating profit	55	5	—
Investments	85	286	-70%
Thereof: Property, plant, and equipment	36	11	+227%
Thereof: Financial assets	49	275	-82%

Other Activities

Degussa

     In June 2002 RAG made a cash tender to all Degussa shareholders. The transaction was contingent on E.ON’s acquisition of the Bergemann shareholding, and thus indirectly RAG’s Ruhrgas shares, by 31 January 2003. All conditions of the deal were met on time, the takeover offer took effect on 31 January 2003. RAG now holds approximately 46.5 percent of the Degussa shares. E.ON currently holds the same amount. Whereas in 2002 Degussa was a fully consolidated E.ON division, effective 1 February 2003 Degussa is accounted for using the equity method in line with E.ON’s 46.5 percent shareholding in the company. Degussa’s after-tax earnings are included in Group income with a 46.5 percent share starting 1 February 2003. For this reason, Degussa’s reported sales of €994 million are nearly €1.9 billion lower than in the prior-year period; the internal operating profit of €89 million is despite operating improvements thus €28 million lower than in the year-earlier span.

	1 January – 31 March

Degussa AG, Düsseldorf	2003(1)	2002	Change

	(€ in millions)
Sales	994	2,873	-65%
EBITDA	166	396	-58%
EBIT	107	187	-43%
Internal operating profit	89	117	-24%

(1)	Degussa was fully consolidated until 31 January 2003. Effective 1 February 2003, Degussa is accounted for using the equity method in line with E.ON’s 46.5 percent shareholding in the company.

Employees

	31 March	31 December
Employees(1)	2003	2002	Change

E.ON Energie	40,936	41,823	-2%
Ruhrgas	9,855	—	—
Powergen	11,214	11,591	-3%
E.ON AG/Other	591	558	+6%

Core energy business	62,596	53,972	+16%

Viterra	2,012	2,471	-19%
Degussa	—	45,467	—

Other activities	2,012	47,938	-96%

Continuing operations	64,608 (2)	101,910	-37%

Discontinued operations(3)	4,778	4,920	-3%

(1)	Adjusted less the number of apprentices.

(2)	Including Degussa (45,262 employees) total of 109,870 employees. Until the end of April 2004 Degussa will be jointly managed by E.ON and RAG.

(3)	Viterra Energy Services and Gelsenwasser as well as Viterra Contracting as of 31 December 2002

     At the end of March 2003, the E.ON Group employed 64,608 people in its continuing operations worldwide, of whom 27,078 were employed outside Germany. Thus the workforce has declined by 37,302 persons or 37 percent, mainly owing to the deconsolidation of Degussa (-45,467 employees). For the first time, employee figures have been presented net of apprentices.

     In the first quarter of 2003, the number of employees at E.ON Energie declined by 2 percent through the transfer of employees to a nonconsolidated company. The E.ON Group workforce increased by 9,855 employees through the acquisition of Ruhrgas. The number of employees at Powergen declined mainly through the integration of the TXU activities. At the end of the first quarter, the Viterra workforce counted 2,012 in continuing operations, a 19-percent reduction from 31 December 2002. This was due mainly to the disposal of a Deutschbau business unit employing 370 people.

     During the reporting period, wages and salaries including social security contributions totaled €1,281 million for continuing operations compared with €1,431 million a year ago.

Investments

     During the period under review, E.ON Group investments of €5.1 billion were 296 percent above the prior year’s level. €457 million was invested in property, plant, and equipment and intangible assets (prior year: €546 million). Investments in financial assets totaled €4,689 million versus €753 million in the prior year.

     E.ON Energie invested 24 percent less than in the prior year. €258 million was invested in property, plant and equipment (prior year: €291 million) and €267 million in financial assets (prior year: €399 million). The greater part of investment in property, plant, and equipment was invested in power generation and distribution. E.ON Energie made no major investments in shareholdings in the first three months of 2003.

     In the first quarter of 2003, Ruhrgas invested €46 million in property, plant, and equipment and €85 million in financial assets. Powergen invested €127 million in property plant, and equipment and €25 million in financial assets.

     In the first quarter of 2003, Viterra’s capital expenditures amounting to €85 million were significantly lower than the substantial prior-year figure of €273 million, which includes the purchase of 86.3 percent of Frankfurter Siedlungsgesellschaft (FSG). The largest single investment of the first quarter was the purchase of the remaining FSG shares (€49.2 million) from the City of Frankfurt.

     Investments totaling €4.2 billion, reported under Other/Consolidation, mainly include payments to acquire Ruhrgas shares.

	1 January – 31 March

Group investments	2003	%	2002	%

	(€ in millions)
E.ON Energie	525	10	690	53
Ruhrgas	131	3	—	—
Powergen	152	3	—	—
Other/Consolidation	4,217	82	64	5

Core energy business	5,025	98	754	58

Viterra	85	2	286	22
Degussa	36	—	259	20

Other activities	121	2	545	42

Group Investments	5,146	100	1,299	100

Financial Results

     The following table shows financial earnings for the first quarter of 2003 and 2002.

	1 January – 31 March

Financial earnings	2003	2002	Change

	(€ in millions)
Income from companies accounted for at equity	198	297	-33%
Other income from share investments	25	28	-11%

Income from share investments	223	325	-31%

Income from long-term securities and long-term loans	22	35	-37%
Other interest and similar income	127	167	-24%
Interest and similar expenses	-457	-201	-127%

Interest and similar expenses (net)	-308	1	—

Write-downs of financial assets and long-term loans	—	-7	—

Financial earnings	-85	319	—

	1 January – 31 March

Free cash flow	2003	2002	Change

	(€ in millions)
Cash flow provided by continuing operations	1,051	821	+28%
Investments in intangible and fixed assets	-457	-546	—

Free cash flow	594	275	+116%

     Free cash flow is defined as cash flow from continuing operations versus investments in property, plant, and equipment. E.ON uses its free cash flow primarily for growth investments, dividends, repayments, and cash investments.

     Cash flow from continuing operations increased substantially, climbing 28 percent year-on-year to €1,051 million on the back of higher earnings in our core energy business. The key factor behind the increase was the consolidation effect from the inclusion of Ruhrgas. Higher interest payments reported in our Other/Consolidation segment and certain tax payments negatively impacted cash flow.

     For the entire 2003 financial year, we also expect cash flow from operations to markedly exceed the figure for 2002.

     To improve the information value of our reporting, we now include the fair value of securities in the calculation of the E.ON Group’s net financial position. The figures as of 31 March and 31 December 2002 were also adjusted.

     As of 31 March 2003, the E.ON Group’s net financial position – the difference between its financial assets of €11,928 million and its financial liabilities to banks and third parties of €24,804  million – amounted to -€12,876 million.

     Despite the substantial funds that went toward the acquisition of Ruhrgas shares, investments in fixed assets and shareholdings, and the decline in the fair value of securities, the E.ON Group’s net financial position is nearly unchanged from the figure of -€12,460 reported as of 31 December 2002. The above factors were offset by improved cash flow from operations, the deconsolidation of Degussa’s net financial position, and the divestment of fixed assets and shareholdings, in particular the sale of shares in Degussa and Bouygues Telecom.

	31 March	31 December	31 March
E.ON Group net financial position	2003	2002	2002

		(€ in millions)
Bank deposits	4,076	1,317	8,902
Securities and funds (current assets)	6,724	7,068	7,654

Total liquid funds	10,800	8,385	16,556

Securities and funds (fixed assets)	1,128	1,519	2,408

Total financial assets	11,928	9,904	18,964

Financial liabilities to banks/loans	-17,589	-19,554	-10,511
Financial liabilities to third parties	-7,215	-2,810	-1,297

Total financial liabilities	-24,804	-22,364	-11,808

Net financial position	-12,876	-12,460	7,156

Financial key figures by segment

	1 January – 31 March

											Other/
	E.ON Energie		Ruhrgas		Powergen		Viterra		Degussa		Consolidation		E.ON Group

	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

							(€ in millions)
Cash provided by continuing operations	712	519	858		-168		64	81	-93	94	-322	127	1,051	821
Financial assets	9,767	9,970	1,364		287		42	129		570	468	8,295	11,928	18,964
Financial liabilities	-4,836	-4,628	-780		-8,010		-2,819	-3,350		-3,350	-8,359	-480	-24,804	-11,808
Net financial position	4,931	5,342	584		-7,723		-2,777	-3,221		-2,780	-7,891	7,815	-12,876	7,156

	1 January – 31 March

E.ON Group financial key figures	2003	2002

	(€ in millions)
Other interest and similar income, excluding affiliated companies	118	163
Interest and similar expenses, excluding affiliated companies	-443	-192

Interest expense (net)	-325	-29

EBITDA	2,658	1,852

Cash flow provided by continuing operations	1,051	821

     Since 18 April 2002, E.ON bonds have a long-term rating of AA- (stable) from Standard & Poor’s. Since 10 January 2003, E.ON bonds have a long-term rating of A1 (stable) from Moody’s. Commercial paper issued by E.ON is rated A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively. E.ON has committed itself to maintaining a strong single-A rating.

Highlights

     In January 2003, E.ON concluded a contract for the sale of its nearly 16-percent interest in Bouygues Telecom. The Bouygues Group agreed to acquire the shares in two stages for a total of €1.1 billion including shareholder loans. On 5 March 2003, Bouygues Telecom, in a first step, acquired 5.8 percent of the E.ON shares in Bouygues Telecom for a total of €400 million. E.ON recognized a book gain of €294 million. Put/call agreements have been concluded for the acquisition of the remaining 10.1 percent.

     In the course of settlement with the leading plaintiffs opposing the ministerial approval for the acquisition of Ruhrgas, E.ON agreed to investment swaps with Fortum. Meanwhile E.ON has sold its indirect shareholdings in three Norwegian energy companies (Hafslund, Östfold, und Frederikstad) and in Russia's Lenenergo. In return, E.ON bought Smaland (distribution operations in Sweden) and Burghausen and Edenderry power stations in Ireland. Certain subsequent conditions must be met before some of the transactions can be executed. The total volume of the investment swaps is around €760 million (purchases and sales). In addition to these investments, E.ON will receive a cash settlement of €160 million from Fortum.

     On 8 April 2003, Viterra sold its service company, Viterra Energy Services, to CVC Capital Partners, a financial investor, for €930 million including around €85 million in debt. The transaction completes Viterra’s phase of focusing on its residential real estate and real estate development businesses. E.ON will earn a disposal gain of approximately €700 million on the sale, which it expects to record in the second quarter of 2003 under discontinued operations. The transaction is subject to approval by antitrust authorities.

Outlook

     In view of the overall positive earnings development in the first quarter of 2003, we expect full-year internal operating profit to slightly exceed the prior year’s record figure, though not to maintain the first quarter’s high rate of increase. This is due to effects of first-time consolidation, which primarily impact the first half of the year, and the deconsolidation of Degussa, which will affect the coming quarters.

     We expect a further improvement in E.ON Energie’s internal operating profit. We also anticipate that operating improvements in 2003 will more than compensate for the above-average charges from the change in the accounting of asset retirement obligations required by new U.S. GAAP standards.

     At Ruhrgas, we also expect improved results for full year 2003 (pro forma internal operating profit according to U.S. GAAP for full-year 2002: nearly €800 million). Even after charges against earnings from the purchase price allocation (the revaluation of the assets and liabilities acquired) and financing interest, we expect Ruhrgas to make substantial contributions to Group internal operating profit.

     We also expect Powergen to increase earnings (pro forma internal operating profit for full-year 2002: nearly €500 million). From today’s perspective, we anticipate that Powergen will make a positive contribution to Group internal operating profit after financing costs.

     We expect Viterra to report further earnings improvements, owing particularly to the portfolio measures it has executed. However, it will not be possible to maintain the first quarter’s very high rate of increase.

     We also expect operating improvements at Degussa, above all from best@chem, the company’s comprehensive performance-improvement program. The positive development we anticipate will not, however, be reflected in our Consolidated Financial Statements. Whereas in 2002 Degussa was a fully consolidated E.ON division, starting in February of this year Degussa’s earnings will be accounted for at equity in line with E.ON’s 46.5 percent shareholding in the company. This consolidation effect will lead to a significantly lower contribution from Degussa to Group internal operating profit in 2003. Nevertheless, we anticipate that the substantial earnings contribution of our core business will compensate for the significant decline in Degussa’s contribution.

     Group net income for 2003 is expected to be higher. We expect substantial disposal gains, in particular from divestments already initiated and the fulfillment of requirements imposed in conjunction with our acquisition of Ruhrgas. From today’s perspective, we do not anticipate extraordinary charges of a magnitude similar to those reported in 2002.

		Adjustments	Adjusted
	Reported	for discontinued	figures for
Further Segment Information	in 1Q02	operations	1Q02	1Q03

		(€ in millions)
E.ON Energie	1,004	-42	962	1,070
Ruhrgas	—	—	—	264
Powergen	—	—	—	155
Viterra	39	-34	5	55
Degussa	114	3	117	89
VEBA Oel	24	-24	—	—
Stinnes	76	-76	—	—
Other/Consolidation	36	1	37	-137

Internal operating profit	1,293	-172	1,121	1,496

Nonoperating results	1,497	-796	701	402

Results from ordinary business activities	2,790	-968	1,822	1,898

Net income	3,212	—	3,212	986

     The reportable segments are presented in line with the Company’s internal organizational and reporting structure based on products and services. The reportable segments are Energy, Chemicals, and Real Estate. The Company’s core energy business consists of three segments: E.ON Energie, Ruhrgas, and Powergen. The Other/Consolidation segment contains the results of central Group financing, minority interests held directly by E.ON, E.ON AG itself, and the consolidation at the Group level.

     In 2002 E.ON systematically executed its strategy of becoming a leading integrated electricity and gas service provider. This has led to changes in the Company’s segment reporting.

     This mainly applies to the following businesses we disposed of and that were reported as discontinued operations after the first quarter of 2002: VEBA Oel, Stinnes, Viterra Energy Services, and certain operations divested by Degussa.

     In addition, E.ON Energie’s Gelsenwasser subsidiary as well as Viterra Contracting are shown under discontinued operations beginning with the first quarter of 2003.

     In accordance with SFAS 144, E.ON reports as a discontinued operation an operating segment or substantial component of an entity that has either been disposed of or is intended for sale.

     Consolidated sales, earnings, and investment figures for the first quarter of 2003 and 2002 have been adjusted for the effects of discontinued operations.

     An indicator of a business’s long-term earnings power, internal operating profit is E.ON’s key performance metric in terms of management control. Internal operating profit is an adjusted figure derived from

	1 January – 31 March

	E.ON Energie		Ruhrgas		Powergen

Segment information	2003	2002(1)	2003	2002	2003	2002

			(€ in millions)
External sales	6,292	5,242	2,994		3,154
Intersegment sales	—	7	117		—

Total sales	6,292	5,249	3,111		3,154

EBITDA	1,676	1,389	363		400

Depreciation/amortization and write-downs	-379	-357	-92		-153

EBIT	1,297	1,032	271		247

Interest income	-227	-70	-7		-92

Internal operating profit	1,070	962	264		155

Thereof earnings from companies accounted for at equity	93	103	57		16

Investments	525	690	131		152

Intangible and fixed assets	258	291	46		127
Financial assets	267	399	85		25
Thereof companies valued at equity	24	102	—		4

(1)	Adjusted for discontinued operations.

[Additional columns can be found on next page.]

results of continuing operations before income taxes and minority interests. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and non-recurring expenses.

     E.ON also uses EBIT and EBITDA as segment performance indicators. This range of key figures makes it possible to analyze each operating segment’s overall business performance according to its operating, investment, and financial drivers.

     Because they are adjusted for non-recurring effects, the segment key figures shown in this section of the E.ON Interim Report may differ from the corresponding U.S. GAAP figures reported in the Consolidated Statements of Income.

     Furthermore, for purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest results. The interest portions of the increases in other long-term provisions are treated analogously to the extent that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

     In the first quarter of 2003 and 2002, interest income (net) primarily reflects tax-related interest expenses.

	1 January - 31 March

Interest income (net) charged against internal operating profit	2003	2002(1)

	(€ in millions)
Interest income shown in Consolidated Statements of Income	-308	1

Interest income (net)(2)	3	7
Interest portion of long-term provisions	-130	-124

Interest income (net) charged against internal operating profit	-435	-116

(1)	Adjusted for discontinued operations.

(2)	This figure is calculated by adding in interest expenses and subtracting interest income.

[Table below continued from previous page.]

	1 January – 31 March

	Viterra		Degussa		Other/Consolidation		E.ON Group

	2003	2002(1)	2003	2002(1)	2003	2002(1)	2003	2002(1)

				(€ in millions)
External sales	243	255	994	2,850	31	32	13,708	8,379
Intersegment sales	2	3	—	23	-119	-33	—	—

Total sales	245	258	994	2,873	-88	-1	13,708	8,379

EBITDA	134	92	166	396	-81	-25	2,658	1,852

Depreciation/amortization and write-downs	-39	-41	-59	-209	-5	-8	-727	-615

EBIT	95	51	107	187	-86	-33	1,931	1,237

Interest income	-40	-46	-18	-70	-51	70	-435	-116

Internal operating profit	55	5	89	117	-137	37	1,496	1,121

Thereof earnings from companies accounted for at equity	—	2	36	10	-4	10	198	125

Investments	85	286	36	259	4,217	64	5,146	1,299

Intangible and fixed assets	36	11	36	236	-46	8	457	546
Financial assets	49	275	—	23	4,263	56	4,689	753
Thereof companies valued at equity	—	—	—	—	—	—	28	102

Interim Financial Statements (unaudited)

	1 January – 31 March

E.ON AG and Subsidiaries Consolidated Statements of Income	2003	2002(1)

	(€ in millions)
Sales	13,708	8,379
Electricity/natural gas tax	-1,031	-240
Sales, net of electricity/natural gas tax	12,677	8,139
Cost of goods sold and services provided	-9,561	-5,837

Gross profit on sales	3,116	2,302

Selling expenses	-1,263	-903
General and administrative expenses	-363	-425
Other operating income	1,506	1,115
Other operating expenses	-1,013	-586
Financial earnings	-85	319

Income/(loss) from continuing operatings before income taxes and minority interests	1,898	1,822

Income taxes	-298	-379
Minority interests	-168	-315

Income/(loss) from continuing operations	1,432	1,128

Income/(loss) from discontinued operations, net	2	1,893
Cumulative effect of changes in accounting principles, net	-448	191

Net income	986	3,212

Earnings per share (in €)
from continuing operations	2.20	1.73
from discontinued operations	–	2.91
from cumulative effect of changes in accounting principles, net	-0.69	0.29

from net income	1.51	4.93

(1)	Adjusted for discontinued operations.

E.ON AG and Subsidiaries Consolidated Balance Sheet	Mar 31, 2003	Dec 31, 2002

	(€ in millions)
Assets
Intangible assets	18,136	19,040
Property, plant, and equipment	40,404	41,989
Financial assets	19,409	16,971

Fixed assets	77,949	78,000

Inventories	2,461	3,840
Financial receivables and other financial assets	2,634	1,847
Operating receivables and other operating assets	16,518	17,009
Assets of disposal groups	1,330	508
Liquid funds	10,800	8,385

Nonfixed assets	33,743	31,589

Deferred taxes	3,116	3,042
Prepaid expenses	405	434

Total assets	115,213	113,065

Stockholders’ equity and liabilities
Stockholders’ equity	26,237	25,653
Minority interests	4,219	6,511
Provisions for pensions	7,135	9,163
Other provisions	25,985	25,146
Accrued liabilities	33,120	34,309
Financial liabilities	27,407	24,850
Operating liabilities	14,829	14,186

Liabilities	42,236	39,036

Liabilities of disposal groups	811	339
Deferred taxes	7,362	6,162
Deferred income	1,228	1,055

Total stockholders’ equity and liabilities	115,213	113,065

Interim Financial Statements

	1 January – 31 March

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow	2003	2002

	(€ in millions)
Net income	986	3,212
Income applicable to minority interests	168	315
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations	-2	-1,893
Depreciation, amortization, impairment	727	620
Changes in provisions	886	75
Changes in deferred taxes	-330	-53
Other non-cash income and expenses	-86	-465
Gain/(loss) on disposal of fixed assets	-540	-306
Changes in non-fixed assets and other operating liabilities	-758	-684

Cash provided by operating activities	1,051	821

Payments from disposals of
financial assets	1,731	3,391
intangible and fixed assets	156	124
Purchase of
financial assets	-4,689	-753
intangible and fixed assets	-457	-546
Changes in other liquid funds	1,114	2,071

Cash provided by (used for) investing activities	-2,145	4,287

Payments received/made from changes in capital including minority interests	–	–
Payments for treasury stock, net	–	–
Payment of cash dividends to
stockholders of E.ON AG	–	–
minority stockholders	-38	-8
Changes in financial liabilities	3,504	-211

Cash provided by (used for) financing activities	3,466	-219

Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	2,372	4,889
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	-28	-16
Liquid funds at the beginning of the period (< 3 months)	1,342	4,239
Liquid funds from discontinued operations at the beginning of the period (< 3 months)	-5	-377

Liquid funds from continuing operations at the end of the period (< 3 months)	3,681	8,735
Securities available for sale from continuing operations at the end of the period (> 3 months)	7,119	7,397
Securities available for sale from discontinued operations at the end of the period (> 3 months)	–	96
Liquid funds from discontinued operations at the end of the period (< 3 months)	–	328

Liquid funds as shown on the balance sheet	10,800	16,556

Other comprehensive income

				Cumulated
				Other Comprehensive Income

						Addi-
		Addi-		Currency		tional
		tional		translation	Securities	minimum	Cash
	Capital	paid-in	Retained	adjust-	available	pension	flow	Treasury
	Stock	capital	earnings	ments	for sale	liability	hedges	Stock	Total

	(€ in millions)
1 January 2002	1,799	11,402	11,795	376	-265	-320	-51	-274	24,462
Dividends paid
Net income			3,212						3,212
Other comprehensive income				151	35	-16	-12		158
Total comprehensive income
31 March 2002	1,799	11,402	15,007	527	-230	-336	-63	-274	27,832

1 January 2003	1,799	11,402	13,472	-242	-3	-401	-115	-259	25,653
Dividends paid
Net income			986						986
Other comprehensive income				-289	-267	47	107		-402
Total comprehensive income
31 March 2003	1,799	11,402	14,458	-531	-270	-354	-8	-259	26,237

Notes

Accounting and Valuation Policies

     The accounting and valuation policies used to prepare the Interim Financial Statements for the period ended 31 March 2003 correspond to those used for the Consolidated Financial Statements for the year ended 31 December 2002 with the exception of those described below.

     As of 1 January 2003 E.ON is subject to new accounting and disclosure requirements set forth in certain new standards and interpretations. These include the Statement of Financial Accounting Standards (SFAS) 143, “Accounting for Asset Retirement Obligations”; SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”; SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB 123”; FASB Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”; and FIN 46, “Consolidation of Variable Interest Entities.” These new accounting rules are described in detail in E.ON’s 2002 Annual Report. Only SFAS 143 has had a material impact on the Company’s earnings situation in fiscal year 2003. The Company is currently implementing FIN 46 and is not aware of any case in which the E.ON Group is subject to the reporting requirement’s guidance.

     SFAS 143 is effective for fiscal years commencing after 15 June 2002. The standard requires that the fair value of a legal obligation arising from the retirement of an asset is to be recorded as a liability in the period in which the obligation arises, to the extent that an reasonable estimate of fair value is possible. At the same time, the carrying value of the asset underlying the obligation is to be increased. Over the estimated life of the asset, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset.

     FIN 45 expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees. The guarantor is also required to recognize a liability for the fair value of an obligation under a guarantee.

Acquisitions, Disposals and Discontinued Operations

     Significant Acquisitions in 2003. On 31 January 2003, E.ON reached an out-of-court settlement with the nine companies that had filed suit in the state Superior Court in Düsseldorf against the ministerial approval of the Ruhrgas acquisition. The acquisition of RAG’s Bergemann shares was completed on the same day. By the beginning of March 2003, E.ON had acquired 100 percent of the shares in Ruhrgas for a total purchase price of €10.2 billion. The results of operation of Ruhrgas have been included in E.ON’s consolidated income statement from February 1, 2003.

     The following unaudited pro forma consolidated results of operations of the Company are presented as if the acquisition of Ruhrgas and other significant 2002 acquisitions (Powergen and TXU) had taken place at the beginning of the periods presented. Adjustments to the Company’s historical information have been made for the acquirees’ results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to give effect to interest costs determined on the basis of E.ON’s average interest rate for external debt.

     This unaudited pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the periods presented.

Pro forma Information

	1 January – 31 March

	2003	2002

	(€ in millions)
Sales	14,020	14,792
Net income before cumulative effect of changes in accounting principles	1,492	3,451
Net income	1,056	3,642
Earnings per share (in €)	1.62	5.58

     Significant Disposals in 2003. In accordance with the July 2001 agreement between E.ON AG and BP plc. (BP), London, E.ON AG received preliminary purchase consideration of approximately €2.8 billion in 2002 for 100 percent of the shares in VEBA Oel. Under the terms of the agreement, the final purchase price was to depend on a number of conditions and calculations, in particular on the proceeds BP received from the sale of VEBA Oel’s exploration and production operations. Because of the political situation in Venezuela, it is unclear at this time when it will be possible to complete the sale of VEBA Oel’s Venezuelan operations. In April 2003, E.ON AG and BP therefore reached an agreement (without prejudice to the usual guarantees) on the final purchase price for VEBA Oel. Under the agreement, the total price for VEBA Oel is approximately €2.9 billion, giving E.ON a total book gain of €1,658 million in 2002 and 2003, of which a negative €37 million is recorded in 2003.

     Effective 31 January 2003, E.ON sold 18.08 percent of the Company’s interest in Degussa in a cash tender transaction to RAG and recorded a gain on disposal of €168 million. E.ON has retained a 46.48 percent interest in Degussa and accounts for this investment under the equity method.

     In January 2003, E.ON concluded an agreement to sell in two steps its nearly 16 percent shareholding in Bouygues Telecom, the third largest cellular phone network company in France. In the first quarter of 2003, the Company sold 5.77 percent of its interest in Bouygues and recorded a gain of €294 million.

     Discontinued Operations in 2003. As a legal condition for the acquisition of Ruhrgas, E.ON is required to dispose of its 80.5 percent interest in Gelsenwasser within six months of the effective date of that acquisition. Gelsenwasser provides drinking water, industrial water, natural gas, and other utility services in Germany.

     At year end 2002, Viterra Energy Services was treated as a discontinued operation in E.ON’s Consolidated Financial Statements. In April 2003 Viterra reached an agreement with CVC Capital Partners to sell 100 percent of its ownership interest in Viterra Energy Services. The Company expects to complete this transaction in June 2003 subject to approval by antitrust authorities. In early 2003 Viterra sold Viterra Contracting, a wholly owned subsidiary. Both of these dispositions are consistent with Viterra’s strategic focus on residential real estate and real estate development.

Income from discontinued operations

	1 January – 31 March

	2003	2002

	(€ in millions)
VAW aluminium	—	954
VEBA Oel	-37	885
Stinnes	—	32
Degussa activities	—	-23
Viterra activities	10	20
E.ON Energie activities	29	25

Total	2	1,893

     All of the business components discussed above are classified as discontinued operations in the accompanying Consolidated Statements of Income. The revenues associated with these discontinued operations were €251 million and €5,009 million for the three months ended 31 March 2003 and 2002, respectively. The pretax income associated with discontinued operations was €32 million and €968 million for the first quarter 2003 and 2002, respectively. This includes a net gain (loss) on disposal of discontinued operations of -€47 million and €1,665 million for the three months ended 31 March 2003 and 2002, respectively.

     The Consolidated Balance Sheet at 31 March 2003 includes assets and liabilities of disposal groups relating to Gelsenwasser and Viterra Energy Services. The assets of disposal groups include property, plant, and equipment of €535 million, intangible assets of €61 million, goodwill of €72 million, long-term financial assets of €101 million, non-fixed assets of €555 million, and other assets of €6 million. The liabilities of disposal groups held for sale comprise accrued liabilities of €347 million, financial and operating liabilities of €229 million, and other liabilities of €235 million.

Significant disposals and discontinued operations in 2002 are described in detail in our 2002 Annual Report.

Research and development

     E.ON AG’s research and development expense consists primarily of the R&D expenses of Degussa and Ruhrgas. These totaled €35 million in the first quarter of 2003 compared with €95 million in the first three months of 2002.

Earnings per share

     The earnings per share were computed as follows:

Earnings per share	1 January – 31 March

	2003	2002(1)

	(€ in millions)
Income/(loss) from continuing operations	1,432	1,128
Income from discontinued operations	2	1,893
Income/(loss) from cumulative effect of changes in accounting principles, net	-448	191

Net income	986	3,212

Weighted average number of shares (in 1,000)	652,342	652,030
Earnings per share (in €)
from continuing operations	2.20	1.73
from discontinued operations	—	2.91
from cumulative effect of changes in accounting principles, net	-0.69	0.29

from net income	1.51	4.93

(1)	Adjusted for discontinued operations.

Goodwill and intangible assets

     Changes in the carrying amount of goodwill in the first quarter of 2003, per segment, are as follows:

Changes in Goodwill per Segment(1)	1 January - 31 March 2003

	E.ON					Other/
	Energie	Ruhrgas	Powergen	Viterra	Degussa	Consolidation	Total

				(€ in millions)
Book value as of 31 December 2002	2,958	—	8,653	17	2,884	—	14,512

Goodwill additions and disposals	134	2,814	—	—	-2,884	—	64
Goodwill impairment	—	—	—	—	—	—	—
Other changes(2)	-300	—	-440	-4	—	—	-744

Book value as of 31 March 2003	2,792	2,814	8,213	13	—	—	13,832

(1)	Excludes goodwill of companies accounted for at equity.

(2)	Other changes include reclassifications and exchange rate differences.

     Goodwill of €2,814 million related to the acquisition of Ruhrgas is a preliminary amount. At 31 March 2003, procedures to determine the fair value of certain intangible assets of Ruhrgas were not yet finalized and, accordingly, the amount currently assigned to goodwill is subject to change.

     Intangible assets. As of 31 March 2003 and 31 December 2002, the Company’s intangible assets, including advance payments on intangible assets, and related accumulated amortization (see table, below) consist of the following:

     The Company recorded an aggregate amortization expense of €110 million on its intangible assets in the first quarter of 2003 compared with €58 million in the first quarter of 2002. The Company did not incur impairment charges on intangible assets not subjected to amortization or goodwill in the first quarter of 2003.

     Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2003 and each of the five succeeding fiscal years is as follows: 2003 (remaining 9 months): €230 million, 2004: €284 million, 2005: €267 million, 2006: €253 million, 2007: €250 million, 2008: €248 million. As acquisitions and dispositions occur in the future, actual amounts could vary.

Intangible Assets	31 Mar 2003	31 Dec 2002

	(€ in millions)
Intangible assets subject to amortization
Acquisition costs	4,445	4,826
Accumulated amortization	-690	-863

Net book value	3,755	3,963

Intangible assets not subject to amortization	549	565

Total	4,304	4,528

Treasury shares outstanding

     The number of treasury shares outstanding as of 31 March 2003 remained unchanged in comparison to 31 December 2002. E.ON AG holds a total of 4,407,169 of its own shares. A further 35,250,955 shares in E.ON AG are held by subsidiaries. That comprises 5.7 percent of all shares outstanding.

Dividends paid

     On 30 April 2003, the Annual Shareholders Meeting resolved to distribute a dividend increased by €0.15 of €1.75 per eligible share of common stock. This corresponds to a total dividend of €1,142 million.

Asset retirement obligations

     The Company’s asset retirement obligations at 31 March 2003 relate to the decommissioning of nuclear power operations in Germany (€7,864 million) and Sweden (€360 million), recultivation of non-nuclear power station sites, including removal of electricity transmission and distribution equipment (€362 million), and recultivation of gas storage (€77 million) and mining facilities (€61 million). The fair value of obligations arising from decomissioning of nuclear power plants were determined based on third party valuations.

     Upon initial application of SFAS 143 on 1 January 2003, the Company recorded an additional liability of €1,370 million, a net asset retirement cost of €276 million capitalized as an increase to the carrying amount of the associated long-lived assets, a long-term receivable of €360 million and a net of tax cumulative effect adjustment in the consolidated income statement of €448 million (pre-tax amount: €734 million).

     Accretion expense of €115 million for the current period is included in financial earnings.

     If SFAS 143 had been applied for all periods affected, the Company would have reported total asset retirement obligations of €7,080 million and €8,638 million as at 1 January 2002 and 31 December 2002, respectively. In its Consolidated Statements of Income the Company would have reported net income of €1,434 million and €3,168 million and EPS of €2.20 (actual: €1.51) and €4.86 (actual: €4.93) for the three months ended 31 March 2003 and 2002, respectively.

Notes

     These pro forma amounts were measured using current (that is, as of the date of adoption of SFAS 143) information, current assumptions and current interest rates.

Contingent liabilities arising from guarantees

     Financial guarantees. The Company’s financial guarantees include both direct and indirect obligations. Direct guarantees involve contracts which contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party. Indirect guarantees (guarantees of indebtedness of others) may or may not be based on changes in an underlying that is related to an asset, a liability, or an equity security of the guaranteed party.

     At 31 March 2003 the Company’s direct financial guarantees principally comprise nuclear energy-related items which are described in detail in our annual report. Direct financial guarantees also include obligations to creditors of related parties and third parties (maximum potential undiscounted future payments €722 million, year end 2002: €866 million) with specified terms up to 2028. €285 million (year end 2002: €573 million) of this amount involves guarantees issued on behalf of related parties, of which €57 million (year end 2002: €205 million) does not have a fixed term.

     Indirect guarantees include obligations in connection with cross border leasing transactions (maximum potential undiscounted future payments €532 million, year end 2002: €535 million) with terms up to 2010. Furthermore, indirect guarantees include obligations to provide financial support to primarily related parties with respect to certain loan agreements (maximum potential undiscounted future payments €159 million, year end 2002: €218 million) and have terms up to 2021.

     The Company has recorded provisions of €50 million at 31 March 2003 (year end 2002: €50 million) with respect to all financial guarantees.

     Indemnification Agreements. Disposition agreements concluded throughout the Group in recent years include indemnifications and other guarantees (maximum potential undiscounted future payments €4,243 million, year end 2002: €5,663 million) with terms up to 2041 in accordance with local legal requirements. These typically relate to customary guarantees, environmental damages and taxes. Sometimes it is not possible to reliably estimate a maximum obligation because there is no maximum liability specified in the contract. Examples include customary guarantees in certain contracts as well as certain environmental and tax indemnities. In many cases the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €51 million as at 31 March 2003 (year end 2002: €287 million) with respect to all indemnifications and other guarantees included in disposition agreements. Guarantees given by companies which were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) are included in the final sales contracts.

     Other guarantees. Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments €36 million, year end 2002: €36 million) with an effective period through 2005 and product warranties (€20 million included in provisions as of 31 March 2003, year end 2002: €72 million).

Personnel changes in E.ON AG’s Board of Management and Supervisory Board

     In the September 2002 meeting of the E.ON AG Supervisory Board at which the succession to Board of Management Chairmen Ulrich Hartmann and Prof. Dr. Wilhelm Simson was decided, Dr. Wulf H. Bernotat was appointed to the Board of Management for the term 1 May 2003 – 30 April 2008 and designated its Chairman. In the 5 March 2003 session, Dr. Burckhard Bergmann was appointed to the E.ON AG Board of Management, effective immediately, retaining his position as Chairman of the Board of Management of Ruhrgas AG. Since 1 May 2003, the Board of Management of E.ON AG has been constituted as follows:

Dr. Wulf H. Bernotat (Chairman) Dr. Burckhard Bergmann Dr. Hans Michael Gaul Dr. Manfred Krüper Dr. Erhard Schipporeit

     The term of office of the Supervisory Board expired with the conclusion of the Annual Shareholders Meeting on 30 April 2003. At this Annual Shareholders Meeting Ulrich Hartmann, Prof. Dr. Ulrich Lehner, Prof. Dr. Wilhelm Simson, and Dr. Georg Freiherr von Waldenfels were newly elected to the Supervisory Board. Dr. Jochen Holzer, Dr. h.c. Andre Leysen, Kurt F. Viermetz, and Dr. Bernd W.Voss ended their tenure in the Supervisory Board as of 30 April 2003.

     On 20 March 2003, the employee delegates assembly elected Seppel Kraus, Peter Obramski, and Gerhard Skupke as new employee representatives in the E.ON AG Supervisory Board. Margret Mönig-Raane, Jan Kahmann, and Armin Schreiber also ended their tenure in the Supervisory Board as of 30 April 2003.

     Since 1 May 2003, the E.ON Supervisory Board has been constituted as follows:

Ulrich Hartmann (Chairman)
Hubertus Schmoldt (Vice Chairman)
Günter Adam
Dr. Karl-Hermann Baumann
Ralf Blauth
Dr. Rolf-E. Breuer
Dr. Gerhard Cromme
Wolf Rüdiger Hinrichsen
Ulrich Hocker
Eva Kirchhof
Seppel Kraus
Prof. Dr. Ulrich Lehner
Dr. Klaus Liesen
Ulrich Otte
Peter Obramski
Klaus-Dieter Raschke
Dr. Henning Schulte-Noelle
Prof. Dr. Wilhelm Simson
Gerhard Skupke
Dr. Georg Freiherr von Waldenfels

Financial Calendar

14 August 2003	Interim Report January – June 2003
17 November 2003	Interim Report January – September 2003
10 March 2004	Annual Press Conference
11 March 2004	Analysts Conference
28 April 2004	Annual Shareholders Meeting
13 May 2004	Interim Report January – March 2004

For more information about E.ON, contact:
Corporate Communications E.ON AG E.ON-Platz 1 40479 Düsseldorf Germany
T +49 (211) 4579-367 F +49 (211) 4579-532 info@eon.com www.eon.com

     This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of E.ON’s 2002 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: May 16, 2003	By:	/s/ Michael C. Wilhelm Michael C. Wilhelm Senior Vice President Accounting